[redacted]

09055933

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42007

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5185 Peachtree Parkway Suite 280
(No. and Street)

Norcross (City) Georgia (State) 30092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Mathis (770) 840-1154
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SEC Mail Processing
MAR 02 2009
Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Mathis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Triad Advisors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Executive Vice President

Title

Notary Public

COREY MATTHEW PUGH
MY COMMISSION EXPIRES
FEB 22 2011
FORSYTH CO., GEORGIA
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

TRIAD ADVISORS, INC. and SUBSIDIARIES

(a wholly-owned subsidiary of
LADENBURG THALMANN FINANCIAL SERVICES INC.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Triad Advisors, Inc.

We have audited the accompanying consolidated statement of financial condition of Triad Advisors, Inc. and subsidiaries (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2008. This financial statement is being filed by you pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Triad Advisors, Inc. and subsidiaries as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note B to the financial statement, on August 13, 2008, Ladenburg Thalmann Financial Services Inc. acquired all of the Company's outstanding shares in a merger transaction and adjusted the carrying values of the Company's assets and liabilities to reflect the purchase price, which new basis of accounting resulted in a new reporting entity for accounting purposes.

Eisner LLP

New York, New York
February 26, 2009

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2008
(in thousands, except for share and per share data)

ASSETS	
Cash and cash equivalents	$ 453
Securities owned, at fair value	1,100
Receivable from clearing broker	964
Restricted assets	75
Commissions and fees receivable	969
Other assets	743
Furniture, computers and software, net	301
Intangible assets, net	12,591
Goodwill	5,837
Notes receivable from representatives	157
Total assets	$ 23,190
LIABILITIES	
Commissions and fees payable	$ 1,431
Accounts payable and accrued liabilities	780
Deferred income	39
Deferred tax liability	11
Total liabilities	2,261
SHAREHOLDER'S EQUITY	
Common stock $.0001 par value; authorized, issued and outstanding 100 shares	0
Capital in excess of par value	20,929
Total shareholder's equity	20,929
Total liabilities and shareholder's equity	$ 23,190

See notes to consolidated statement of financial condition

(in thousands, except for share data)

NOTE A - BUSINESS

Triad Advisors, Inc. ("Triad") is a registered broker-dealer and registered investment advisor in securities under the Securities Exchange Act of 1934 and is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). Triad offers several classes of services, including agency transactions, investment advisory services and the distribution of variable and fixed insurance products to its customers located throughout the United States.

Triad executes and clears all customer transactions with a clearing broker on a fully disclosed basis. As a fully disclosed broker-dealer, Triad clears all securities trades through the use of a correspondent clearing firm, and therefore does not hold customer funds or securities. Triad has an exclusive relationship with its correspondent clearing firm and maintains a good-faith deposit and adequate industry-acceptable plans should its relationship terminate with the clearing organization. Further, management believes that utilizing an alternative clearing organization would not have a material effect on current or future financial condition and operations of Triad.

NOTE B - BASIS OF PRESENTATION

The consolidated financial statement includes the accounts of Triad and its wholly-owned subsidiaries, (collectively, the "Company"). Significant intercompany accounts and transactions have been eliminated in consolidation.

As described in Note C, on August 13, 2008 Ladenburg Thalmann Financial Services Inc. ("LTS" or "Parent"), a company whose stock trades on the NYSE Amex under the symbol LTS, became the sole shareholder of the Company in a merger transaction. In connection therewith, the carrying value of the Company's assets and liabilities were adjusted to reflect the consideration paid by LTS, which new basis of accounting (referred to as "push-down accounting") resulted in a new reporting entity for accounting purposes as of such date.

NOTE C - CHANGE OF OWNERSHIP

On August 13, 2008, pursuant to an Agreement and Plan of Merger, dated as of July 9, 2008, by and among LTS, the Company, Triple Acquisition Inc. ("Triple"), a newly-formed wholly-owned subsidiary of LTS, and the then shareholders of the Company, Triple merged with and into the Company, with the Company remaining as the surviving corporation and a wholly-owned subsidiary of LTS. In connection with the merger, all outstanding shares of the Company's common stock were converted into an aggregate of $6,826 in cash (net of a post-closing adjustment of $674), 7,993,387 shares of LTS common stock subject to certain transfer restrictions valued at $10,427 and a $5,000 promissory note valued at $4,384. The note was valued based on an imputed interest rate of 11% and is collateralized by a pledge of the Company's common stock held by LTS. LTS incurred $130 of merger-related costs. In the event that the Company meets certain profit targets during the three-year period following completion of the merger, LTS also will pay to the Company's former shareholders up to $7,500 in cash and up to 4,134,511 shares of LTS common stock.

(in thousands, except for share data)

NOTE C - CHANGE OF OWNERSHIP (CONTINUED)

The total consideration paid by LTS in the merger, including related costs, was allocated to the identifiable assets and liabilities of the Company based on their estimated fair values with the amount exceeding the fair values being recorded as goodwill. The Company obtained third party valuations in determining fair value for intangible assets. The promissory note described above has not been assumed or guaranteed by the Company nor have the assets of the Company been pledged as collateral for such debt. Accordingly, the note is not reflected in the Company's consolidated financial statement.

The purchase price was allocated to the Company's assets and liabilities as follows:

Cash	$ 1,113
Receivables	2,471
Identifiable intangible assets (a)	13,022
Goodwill (b)	5,837
Securities owned, at fair value	500
Fixed assets	296
Other assets	700
Total assets acquired	23,939
Commissions and fees payable	1,207
Accounts payable and accrued liabilities	965
Total liabilities	2,172
Total purchase price	$ 21,767

(a) Intangible assets have a weighted average useful life of 16 years and are expected to be deductible for tax purposes over 15 years (see Note H).

(b) Goodwill is expected to be deductible for tax purposes over a 15-year period.

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and equivalents:

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets and goodwill:

Intangible assets, which were recorded in connection with the application of push-down accounting, are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may be not recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to an amount consistent with forecasted future cash flows discounted at a rate commensurate with the risk associated when achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Goodwill, which was also recorded in connection with the application of push-down accounting, is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test consists of a comparison of the fair value of the reporting unit with its carrying amount. Fair value is typically based upon future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the reporting unit exceeds its fair value then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

New accounting pronouncements:

The Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The adoption of SFAS No. 157 did not have a material effect on the Company's financial statement.

(in thousands, except for share data)

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The difference between carrying value and fair value at the election date is recorded as a transition adjustment to opening retained earnings. SFAS No. 159 became effective January 1, 2008; however, the Company did not elect to apply the fair value option to any assets or liabilities that are not currently required to be measured at fair value.

In April 2008, the FASB issued FASB Staff Position ("FSP") FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and other Intangible Assets". FSP FAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. generally accepted accounting principles. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Earlier application is not permitted. The Company does not believe the adoption of FSP FAS 142-3 will have a material effect on its consolidated financial statement.

NOTE E - SECURITIES OWNED

Securities owned consists of certificates of deposit which mature from February 20, 2009 to April 3, 2009 measured at fair value of $1,100 based on significant other observable inputs (Level 2).

NOTE F - FURNITURE, COMPUTERS AND SOFTWARE

Components of furniture, computers and software included in the consolidated statement of financial condition at December 31, 2008 were as follows:

Furniture and fixtures	$ 143
Office equipment	45
Computer equipment	59
Software	81
Total cost	328
Less accumulated depreciation	(27)
	$ 301

(in thousands, except for share data)

NOTE G - NOTES RECEIVABLE FROM REPRESENTATIVES

Notes receivable from representatives consist of unsecured interest-bearing loans with various maturities.

The Company makes loans or pays advances to representatives as part of its hiring and retention process. Reserves are established on these receivables if the representative is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected. A portion of these loans may be forgiven over a period of time (generally five years) if the representative meets certain operating and gross dealer concession levels. At December 31, 2008 the balance of notes receivable from representatives was $157 and included no forgivable amounts.

NOTE H - INTANGIBLE ASSETS

Intangible assets subject to amortization as of December 31, 2008 consist of:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 9,786	$ 183	$ 9,603
Vendor relationships	7	1,731	92	1,639
Non-compete covenants	5	1,364	103	1,261
Technology	1	141	53	88
		$ 13,022	$ 431	$ 12,591

NOTE I - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

At December 31, 2008, the Company had net capital of $775 which was $525 in excess of its required net capital of $250. The Company's net capital ratio was 2.92 to 1 at December 31, 2008.

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related FINRA rules, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business, withdrawing equity capital, or paying cash dividends if its net capital ratio exceeds 10 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

NOTE J - COMMITMENTS AND CONTINGENCIES

In June 2006, an arbitration claim was filed against the Company relating to an entity that was mistakenly asserted as a predecessor of Triad Advisors, Inc. The claim was asserted against the Company on behalf of a person who never had an account with the Company for failing to supervise a person who was never a registered representative of the Company. On March 19, 2008, the Company was dismissed with prejudice from further action.

(in thousands, except for share data)

NOTE J - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company is involved in various claims and legal actions arising in the ordinary course of business. Such litigation and claims involve substantial or indeterminate amounts and are in varying stages of legal proceedings. When the Company believes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, the Company will provide for the liability. The Company's former shareholders are required to indemnify LTS for claims relating to the conduct of the business on or before August 13, 2008, other than any liability adequately reserved for on the Company's consolidated financial statement as of August 13, 2008 and to the extent it constituted a reduction in the Company's net worth on August 13, 2008. In the opinion of management, after consultation with counsel, the ultimate disposition of pending matters will not have a material adverse effect on the Company's financial position.

The Company leases office space under non-cancellable operating leases expiring through 2012. Under its headquarters office lease, the Company is required to pay additional rent for excess operating expenses on an annual basis. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the lease. The Company has recorded a liability to reflect the excess of rent expense over cash payments since the merger of the Company by LTS on August 13, 2008.

Future minimum lease payments for the years ending December 31 are as follows:

2009	$ 226
2010	213
2011	210
2012	106
	$ 755

See Note C for contingent consideration related to merger.

On August 13, 2008, as part of the merger consideration, LTS issued a three-year, non-negotiable promissory note in the aggregate principal amount of $5,000 to the Company's then shareholders. The note bears interest at 2.51% per annum and is payable in 12 equal quarterly installments. LTS may be dependent on the Company's cash flows to service this promissory note.

NOTE K - INCOME TAXES

Prior to the merger, the Company had elected to be taxed as an S Corporation under the Internal Revenue Code. Accordingly, federal and certain state income taxes have not been provided in the accompanying pre-merger statement of operations since such taxes are the responsibility of the Company's then shareholders. In connection with the merger, LTS intends to make an election under Section 338(h)(10) of the Internal Revenue Code which will result in substantially the same tax and financial statement basis for the Company's assets and liabilities at the merger date.

As a result of the merger, the Company will file consolidated federal and certain combined state and local income tax returns with LTS. For financial reporting purposes, the Company has determined its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis will be paid to LTS.

(in thousands, except for share data)

NOTE K - INCOME TAXES (CONTINUED)

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and financial statement basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

No unrecognized tax benefits are recorded in the 2008 post-merger period.

Deferred tax amounts are comprised of the following at December 31, 2008:

Deferred tax asset:	
Intangibles	$ 166
Deferred tax liability:	
Goodwill	(177)
Net deferred tax liability	$ (11)

NOTE L - RETIREMENT PLAN

The Company sponsors the Triad Advisors, Inc. 401(k) Profit-Sharing Plan Trust (the "Plan"). The Plan is designed to allow all eligible employees to share in the profits of the Company. The Company matches 50% of an eligible employee's contribution, limited to 2% of an employee's salary. The Company may also make discretionary contributions to the Plan.

NOTE M - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by a broker-dealer in securities pursuant to a clearing agreement. Although the Company primarily clears its transactions through other brokers and dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

At December 31, 2008, the amount due from clearing broker reflected in the consolidated statement of financial condition is due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations. Commissions receivable are due from a large number of mutual fund and insurance companies. These receivables are uncollateralized.